UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

February 21, 2018

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag and Ms. Christina Fettig

Re:	Silk Invest New Horizons Frontier Fund
Unified Series Trust (“Registrant”) (SEC File No. 333-222714)

Dear Ms. Brutlag and Ms. Fettig:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s registration statement on Form N-14 filed January 26, 2018 for the purpose of forming a new series, the Silk Invest New Horizons Frontier Fund.

1)	Comment: Question and Answer #1 includes the following statement: “Frontegra Asset Management, Inc. (“Frontegra”), investment adviser of the Existing Fund, and Silk Invest Limited (“SIL”), the investment subadviser of the Existing Fund, have mutually agreed to terminate the subadvisory agreement (the “Subadvisory Agreement”) between Frontegra and SIL with respect to the Existing Fund effective April 30, 2018.” Please add an explanation for the agreement to terminate.

Response: We have added the following sentence to Answer #1: “Frontegra and SIL mutually agreed to terminate the subadvisory agreement in order to facilitate the transfer of the Fund to a new mutual fund platform with SIL as the sole investment adviser to the Fund.”

2)	Comment: Question and Answer #12 states that SIL will pay all expenses related to the reorganization with the exception of certain costs. Please state that SIL will pay all expenses whether or not the reorganization is consummated, to be consistent with paragraph 10.2 of the Plan of Reorganization.

Response: We have revised the answer to question #12 as requested.

3)	Comment: Please confirm that the fees presented in section III.A., Fee Tables, are current fees in accordance with Item 3 of Form N-14.

Response: We confirm that the Existing Fund fees presented in section III.A. are current.

4)	Comment: Please confirm that the pro forma columns of the Fee Table will agree with the Fee Table in the 485A filing for the new series.

Response: We so confirm.

5)	Comment: Please explain the estimated decrease in Additional Other Expenses reflected in the Fee Table.

Response: Additional other expenses for the New Fund are based on estimated amounts after the Reorganization. The estimated decrease is primarily due to new contractual service fee arrangements and other lower anticipated operating expenses as a series of the Unified Series Trust.

6)	Comment: Footnote 4 to the Fee Table states that Frontegra has the right to recoup fees and expenses. Indicate whether the expenses are subject to recapture in the New Fund.

Response: Frontegra’s right to recoup will terminate when Frontegra ceases to be the adviser to the Existing Fund. This statement is included at the end of the first paragraph of section III.C., Expense Limitation Agreements.

7)	Comment: In footnote 3 to the Fee Table, consider adding “expense information has been restated to reflect current fees.”

Response: There have been no changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the Fee Table. Therefore, we have not restated the expense information in the Fee Table and have not added the statement to footnote 3.

8)	Comment: The Example (section III.B.) indicates that waivers have been factored in through 10/31/2018 for the Existing Fund and 10/31/2019 for the New Fund. SEC calculations indicate that the waiver is included only for the first year. Please reconcile.

Response: We have revised the disclosure to state that “the contractual agreement to waive management fees and reimburse expenses is reflected in the one-year example.”

9)	Comment: Section IV.D., U.S. Federal Income Tax Consequences, indicates that the New Fund will succeed to and take into account the items of the Existing Fund described in Section 381(c) of the Code. If the Existing Fund has capital loss carryforwards, disclose the amounts and expiration dates. If there are none, state in correspondence.

Response: The Existing Fund has no capital loss carryforwards.

10)	Comment: The Statement of Additional Information includes pro forma financial statements. Pro formas are not required for a one for one shell merger. Either remove the pro formas or modify them according to additional comments. If the pro formas are removed, update the capitalization table in section IV.F. to a date within 30 days of filing.

Response: We have removed the pro formas and updated the capitalization table to January 31, 2018.

11)	Comment: Confirm that upon consummation of the reorganization, the New Fund will file its prospectus under Rule 497 to include performance.

Response: We so confirm.

12)	Comment: In section V.F., How the Fund Values its Shares, quantify and disclose differences between the Existing Fund and the New Fund valuation policies.

Response: We have revised section V.F. to confirm that there are no material differences between the Existing Fund and the New Fund valuation policies. We have also added the following paragraphs to the New Fund valuation policies, which were included in the New Fund 485A filing but were unintentionally omitted from the N-14:

“All ETFs are valued at the last reported sale price on the exchange on which the security is principally traded. If, on a particular day, an ETF does not trade, then the most recent quoted bid price will be used. P-Notes are priced on the basis of valuations provided by a Pricing Service, using a methodology for P-Notes provided by a third-party analytics firm.

The Fund’s securities may be listed on foreign exchanges that trade on days when the Fund does not calculate NAV. As a result, the market value of the Fund’s investments may change on days when you cannot purchase or sell Fund shares. In addition, a foreign exchange may not value its listed securities at the same time that the Fund calculates its NAV. Prices of foreign securities or other assets quoted in foreign currencies are translated into U.S. dollars at current rates. If a significant event occurs in a foreign market after the close of the exchange that may affect a security’s value, such security may be valued at its fair value pursuant to the procedures discussed above. The Fund has retained a pricing service to assist in valuing foreign securities in order to adjust for possible changes in value that may occur between the close of the foreign exchange and the time at which the Fund calculates its NAV. The fair value pricing service may employ quantitative models in determining fair value.”

13)	Comment: Section 10.2 of the Plan of Reorganization states that “Silk Invest will reimburse the Acquiring Fund for any brokerage commissions and foreign capital gain tax liabilities incurred in connection with the liquidation of any securities that cannot be transferred to the Acquiring Fund due to foreign market restrictions and which necessitate the Acquiring Fund to repurchase such positions.” Please quantify repositioning costs as 1) a percentage of target securities and 2) capital gain distributions. If these amounts are material, disclose in the Questions and Answers section.

Response: SIL anticipates that there will be no repositioning and no repositioning costs associated with the transaction.

14)	Comment: Confirm in correspondence that there are no material differences in the Existing Fund and New Fund objectives, strategies and risks.

Response: We so confirm.

15)	Comment: In section V.N., Investment Policies, bold the sentence that refers to Appendix B.

Response: We have bolded the sentence “Please see “Comparison of Fundamental Investment Policies” attached hereto as Appendix B for more information regarding the Existing Fund’s and the New Fund’s fundamental policies.”

16)	Comment: In Appendix B, Comparison of Fundamental Investment Policies, Item 5, Commodities, briefly describe any downside of such additional flexibility such as risk or additional fees.

Response: We have added the following sentence to the Comparison column of the Commodities investment policy in Appendix B: “To the extent that the New Fund invests in such companies, or purchases or sells options or futures contracts, including commodities futures contracts, the New Fund may be subject to risks attendant with commodities investing.”

17)	Comment: The N-14 should have included an undertaking to file the final tax opinion after the Reorganization is complete. Please include the undertaking. The final tax opinion may be filed under Unified Series Trust registration statement with File No. 333-100654.

Response: We have included the following undertaking in the N-14A: “The undersigned Registrant undertakes to file a post-effective amendment to its registration statement (File No. 333-100654) following the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.”

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl
Secretary, Unified Series Trust

Copy to:	Mr. David Carson, President, Unified Series Trust
Mr. Don Mendelsohn, Esq., Thompson Hine LLP